Banco Bradesco S.A.
						Exhibit 7.1

Dividends per share	December 31,
	2014		2013		2012
	Preferred	Common	Preferred	Common	Preferred	Common

Actual dividends declared (in thousand of reais)	2,644,540	2,410,040	2,134,044	1,943,864	2,039,145	1,855,853
Weighted average number of shares outstanding	2,095,584,207	2,100,738,519	2,096,606,848	2,100,738,519	2,098,472,511	2,100,833,147
Divdends per share	R$ 1.26	R$ 1.15	R$ 1.02	R$ 0.93	R$ 0.97	R$ 0.88